For Immediate Release

November 4, 2002

Press Release

KeyWest Energy Closes $30 Million Financing

Calgary, Alberta:  KeyWest Energy Corporation ("KeyWest") announces today that it has completed the second and final closing of its previously announced $30 million equity financing.  KeyWest received gross proceeds of $13 million from the issuance of 4,743,610 Special Warrants at a price of $2.75 per Special Warrant.

The first closing for gross proceeds of $17 million occurred last month on October 4, 2002.  At that time KeyWest issued 6,165,480 Special Warrants at a price of $2.75 per Special Warrant.

The Special Warrants issued from the $30 million financing will be exercisable for Common Shares on a one-for-one basis without additional consideration.  KeyWest intends to qualify for distribution the underlying Common Shares issuable on exercise of the Special Warrants by way of a short form prospectus.  The preliminary prospectus will be filed in the near future.

Proceeds from the financing will be used to reduce debt and to fund working capital and KeyWest’s acquisition program.

A syndicate led by Griffiths McBurney & Partners and including CIBC World Markets Inc., Yorkton Securities Inc., BMO Nesbitt Burns Inc., Peters & Co. Limited, Canaccord Capital Corporation and FirstEnergy Capital Corp. acted as underwriters in connection with the offering.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Investor Contacts:

Harold V. Pedersen, President,

Mary C. Blue, Executive Vice-President, or

Carrie McLauchlin, Vice-President Finance

(403) 261-2766

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